SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo	5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1200	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Graham David Staley
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo	6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1200	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1200	14 - FAX -	15 - FAX -
16 - E-MAIL acinv@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	3	7/1/2007	9/30/2007	2	4/1/2007	6/30/2007
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER IN CHARGE Pedro Augusto de Melo					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 011.512.108-03

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2007	2 - PREVIOUS QUARTER 6/30/2007	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2006
Paid-in Capital
1 - Common	345,055	34,505,473	34,514,593
2 - Preferred	279,362	27,936,251	31,382,643
3 - Total	624,417	62,441,724	65,897,236
Treasury share
4 - Common	334	22,001	13,554
5 - Preferred	3,250	119,935	1,425,471
6 - Total	3,584	141,936	1,439,025

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	9/18/2007	Dividends	10/10/2007	Common	1.1100000000
02	RCA	9/18/2007	Dividends	10/10/2007	Preferred	1.2210000000
03	RCA	9/18/2007	Interest attributed to shareholders’ equity	10/10/2007	Common	0.4000000000
04	RCA	9/18/2007	Interest attributed to shareholders’ equity	10/10/2007	Preferred	0.4400000000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	4/27/2007	5,716,087	248,787	Capital Reserve	174,005	0.0000000000
02	5/8/2007	5,964,874	12,000	Capital Reserve	0	0.0000000000
03	6/26/2007	5,976,874	128,333	Private Subscription in cash	123,370	1.0402285800

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1	Total assets	31,080,920	30,608,909
1.01	Current assets	3,822,433	2,936,559
1.01.01	Available funds	1,176,240	369,152
1.01.01.01	Cash and cash equivalents	1,176,240	369,152
1.01.02	Credits	914,529	853,009
1.01.02.01	Trade accounts receivable	538,360	459,175
1.01.02.02	Sundry Credits	376,169	393,834
1.01.02.02.01	Short term investments	0	0
1.01.02.02.02	Recoverable taxes	376,169	393,834
1.01.03	Inventories	668,020	670,769
1.01.03.01	Finished products	160,212	144,324
1.01.03.02	Work in process	54,472	48,884
1.01.03.03	Raw materials	203,045	242,169
1.01.03.04	Production materials	165,968	165,230
1.01.03.05	Supplies and other	91,978	78,031
1.01.03.06	Provision for losses	(7,655)	(7,869)
1.01.04	Other	1,063,644	1,043,629
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	75,124	27,540
1.01.04.02	Deferred income and social contribution taxes	606,237	598,913
1.01.04.03	Prepaid expenses	183,789	232,848
1.01.04.04	Deferred gains of financial instruments	139,598	122,218
1.01.04.05	Other assets	58,896	62,110
1.02	Non-current assets	27,258,487	27,672,350
1.02.01	Long-term assets	4,007,147	4,151,049
1.02.01.01	Sundry Credits	2,730,143	2,924,002
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	304,147	345,600
1.02.01.01.02	Advances to employees for purchase of shares	46,476	53,905
1.02.01.01.03	Deferred income and social contribution taxes	2,379,520	2,524,497
1.02.01.02	Credits with Related Parties	900,130	874,448
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	900,130	874,448
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	376,874	352,599
1.02.01.03.01	Assets held for sale	70,287	58,642
1.02.01.03.02	Prepaid expenses	121,339	124,507
1.02.01.03.03	Assets surplus - AmBev Pension Plan	17,000	17,000
1.02.01.03.04	Other assets	168,248	152,450
1.02.02	Permanent Assets	23,251,340	23,521,301
1.02.02.01	Investments	18,092,828	18,445,600
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1.02.02.01.03	Interest in Subsidiaries	17,725,789	17,886,462
1.02.02.01.04	Interest in Subsidiaries - goodwill	351,071	543,036
1.02.02.01.05	Other investments	15,968	16,102
1.02.02.02	Property, plant and equipment	2,815,584	2,650,910
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	2,342,928	2,424,791

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2	Total liabilities	31,080,920	30,608,909
2.01	Current liabilities	6,972,556	5,768,891
2.01.01	Loans and financings	893,644	1,232,081
2.01.02	Debentures	58,735	61,051
2.01.03	Trade accounts payable	857,944	586,470
2.01.04	Taxes, charges and contributions	667,651	585,328
2.01.04.01	Income and social contribution taxes	177,040	152,335
2.01.04.02	Other taxes and contributions payable	490,611	432,993
2.01.05	Dividends payable	1,037,854	99,564
2.01.05.01	Dividends payable	729,602	10,515
2.01.05.02	Provision for interest attributed to shareholders’ equity	308,252	89,049
2.01.06	Provisions	69,172	84,209
2.01.07	Accounts payable to related parties	2,371,812	2,270,836
2.01.08	Other	1,015,744	849,352
2.01.08.01	Unrealized loss on derivatives	483,866	421,752
2.01.08.02	Marketing accounts payable	201,993	177,927
2.01.08.03	Other liabilities	85,904	55,513
2.01.08.04	Payroll, profit sharing and related charges	243,981	194,160
2.02	Non-current liabilities	6,943,852	7,028,037
2.02.01	Long-term liabilities	6,791,796	6,875,914
2.02.01.01	Loans and financings	2,645,231	2,747,956
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	407,965	458,161
2.02.01.03.01	Contingencies	407,965	458,161
2.02.01.04	Accounts payable to related parties	873,314	635,646
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	800,206	969,071
2.02.01.06.01	Deferral of taxes on sales	436,949	425,041
2.02.01.06.02	Provision for medical assistance benefits/Other	93,857	91,841
2.02.01.06.03	Deferred income tax and social contribution	19,621	20,670
2.02.01.06.04	Unsecured liabilities - subsidiaries	248,298	431,102
2.02.01.06.05	Other liabilities	1,481	417
2.02.02	Future taxable income	152,056	152,123
2.04	Shareholders' equity	17,164,512	17,811,981
2.04.01	Paid-in capital stock	6,105,207	6,105,207
2.04.02	Capital reserve	9,424,558	9,681,922
2.04.02.01	Goodwill in the subscription of shares	9,263,689	9,263,679
2.04.02.02	Tax incentives	639,302	610,781
2.04.02.03	Treasury shares	(478,433)	(192,538)
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit reserves	265,399	985,274
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	56,567	776,442
2.04.04.02.01	For Investments	56,567	776,442
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/accumulated losses	1,369,145	1,039,559
2.04.06	Advances for future capital increase	203	19

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.01	Gross sales and/or services	5,771,812	17,291,804	5,140,673	15,566,180
3.02	Gross sales deductions	(3,105,099)	(9,225,713)	(2,748,572)	(8,341,628)
3.03	Net sales and/or services	2,666,713	8,066,091	2,392,101	7,224,552
3.04	Cost of sales and/or services	(977,746)	(2,904,646)	(885,973)	(2,697,588)
3.05	Gross profit	1,688,967	5,161,445	1,506,128	4,526,964
3.06	Operating Expenses/Income	(960,217)	(3,056,487)	(946,334)	(2,570,102)
3.06.01	Selling, marketing and distribution	(484,220)	(1,434,404)	(415,585)	(1,257,158)
3.06.01.01	Commercial	(484,220)	(1,434,404)	(415,585)	(1,257,158)
3.06.02	General and administrative	(306,173)	(788,846)	(423,288)	(840,975)
3.06.02.01	Administrative Expenses	(115,735)	(326,650)	(109,362)	(310,809)
3.06.02.02	Management fees	(5,896)	(6,105)	(4,617)	7,351
3.06.02.03	Provisions for contingencies	9,367	26,596	(173,284)	(123,364)
3.06.02.04	Depreciation and amortization	(193,909)	(482,687)	(136,025)	(414,153)
3.06.03	Financial	(191,613)	(543,647)	(265,621)	(521,028)
3.06.03.01	Financial income	61,006	46,828	45,245	88,255
3.06.03.02	Financial expenses	(252,619)	(590,475)	(310,866)	(609,283)
3.06.04	Other operating income	87,180	214,991	35,045	156,192
3.06.05	Other operating expenses	(30,192)	(201,864)	(43,158)	(64,040)
3.06.06	Earnings (losses) on equity of affiliates	(35,199)	(302,717)	166,273	(43,093)
3.07	Operating income	728,750	2,104,958	559,794	1,956,862
3.08	Non-operating income	(5,438)	10,209	(2,572)	7,370
3.08.01	Income	1,278	18,593	111	27,989
3.08.02	Expenses	(6,716)	(8,384)	(2,683)	(20,619)
3.09	Income before taxes/profit sharing	723,312	2,115,167	557,222	1,964,232

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.10	Provision for income and social contribution taxes	33,112	7,104	27,417	(221,618)
3.11	Deferred income tax	(136,603)	(410,621)	(48,961)	(17,056)
3.12	Statutory profit sharing/contributions	(29,996)	(27,257)	(49,592)	(100,303)
3.12.01	Profit sharing	(29,996)	(27,257)	(49,592)	(100,303)
3.12.01.01	Employees	(28,183)	(24,773)	(39,940)	(98,579)
3.12.01.02	Management	(1,813)	(2,484)	(9,652)	(1,724)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	589,825	1,684,393	486,086	1,625,255
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	620,833	620,833	64,458,211	64,458,211
	EARNINGS PER SHARE (Reais)	0.95005	2.71312	0.00754	0.02521
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais, unless otherwise stated)

1. OUR GROUP AND OPERATIONS

a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of Interbrew International B.V. (“InBev”) in Brazil and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange - BOVESPA and on the New York Stock Exchange - NYSE, as American Depositary Receipts - ADRs.

b)	Main events occurred in the 2007 and 2006

(i)	Merger of the subsidiary Beverage Associates Holding Ltd. (“BAH”)

On June 29, 2007, the subsidiary BAH was merged into AmBev, with the purpose of simplifying the corporate structure and reducing costs in both companies involved. The goodwill amortization recorded by AmBev, in the amount of R$2,331,089, based on future profitability has been, after the merger, deemed as deductible for tax purposes, pursuant to the tax legislation. Since BAH was a wholly-owned subsidiary of AmBev, there was no issuance of shares in the merger.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(ii)	Sale and purchase Agreement related to Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On March 28, 2007, the Company announced the execution of the purchase and sale agreement of the total quotas of Goldensand Comércio e Serviços Ltda. ("Goldensand"), Cintra’s parent company, owing 95.89% of the total shares. The amount paid for the purchase was R$43,167 and resulted in goodwill initially calculated in the amount of R$548,679 to be amortized within 10 years.

In addition, the Company also acquired 4.11% of Cintra’s shares, through a subsidiary, at the acquisition price of R$6,482, resulting in goodwill of R$21,025 to be amortized within 10 years. These transactions did not include the acquisition of Cintra’s brands and distribution assets, which may be included in the deal according to the seller’s discretion. The closing of this transaction was held on April 17, 2007.

In the course of the quarter ended September 30, 2007, the Company revaluated the assets and liabilities purchased from these companies and performed adjustments with decrease of initial goodwill values in the amount of R$185,611 in Goldensand and R$7,965 in Cintra. The initial consolidated balance sheet of Goldensand follows:

04.17.07
Current assets	32,742
Long-term assets	141,316
Property, plant and equipment	154,550
Current liabilities	58,358
Long-term liabilities	345,658
Provision for contingencies	251,086
Minority interest (*)	(6,594)
Shareholders’ equity	(319,900)
(*) Indirect interest of Monthiers, a wholly-owned subsidiary of AmBev.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

2.	ACCOUNTING PRACTICES

a)	Preparation of quarterly information

The accounting practices adopted in the preparation of the quarterly information are consistent with the practices adopted by the Company in the preparation of the audited financial statements referring to the year ended December 31, 2006 and of the quarterly information of the quarter ended June 30, 2007.

The preparation of the quarterly information requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of property, plant and equipment, necessary for contingent liabilities provision, for the calculation of projections to determine the recovery of property, plant and equipment, deferred charges and deferred income tax asset balances and for the determination of income tax provision, which, although represent management’s best estimate, the actual values may differ from such estimates.

This quarterly information must be read together with our financial statements prepared for the year ended December 31, 2006.

b)	Proportionally consolidated financial statements

Until August 2006, the Company used to consolidate Quinsa’s financial statements proportionally, which, on September 2006, are fully consolidated.

In addition, the Company consolidates net liabilities and the results of Agrega Inteligência em Compras Ltda. (“Agrega”) and of Ice Tea do Brasil Ltda. (“ITB”), proportionally to its stake in the financial statements of these companies (Note 4 (c)).

On September 30, 2007, total net liabilities recorded by AmBev relative to these companies amounted to (R$4,404) and net results totaled R$1,325.

In the quarter ended on September 30, 2006, the impact of the proportionally consolidated in the Company’s results was as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	On September 30, 2006
	Quinsa	ITB (*)	Agrega	Total

Net sales	492,627	-	328	492,955
Cost of sales	(211,929)	-	-	(211,929)
Gross profit	280,698	-	328	281,026
Operating expenses	(174,052)	(1,074)	(821)	(175,947)
Operating income	106,646	(1,074)	(493)	105,079
Non-operating income	1,299	-	-	1,299
Income tax provision	(40,493)	365	-	(40,128)
Statutory interest	-	-	-	-
Minority interest	(15,341)	-	-	(15,341)
Net income for the period	52,111	(709)	(493)	50,909

(*) Indirect interest of 50% through subsidiary Fratelli Vita Bebidas S.A. (“Fratelli Vita”).

c)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

d)	Reclassifications

With the purpose of improving the presentation of certain amounts and transactions in its financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications on September 30, 2006: (i) from Equity Accounting Results to Other Operating Income the amount related to the equity gains and additions with the objective of aligning the treatment adopted for the Consolidated; (ii) between Financial Income and Financial Expenses; and (iii) from cost of goods sold, selling and administrative expenses, the installment related to the provision of bonus from the subsidiary Labatt Canada to the Employees’ Profit Sharing account.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

3.	TRANSACTIONS WITH RELATED PARTIES

The main transactions with related parties are as follows:

	On September 30, 2007
	Balances			Transactions
Companies	Accounts receivable	Accounts payable	Intercompany loans, net	Net sales	Net financial result
AmBev	882,076	(1,679,691)	(1,490,801)	104,836	(44,223)
AmBev International	267,121	-	-	-	(4,259)
Arosuco	3,286	(2,755)	613,207	163,634	12
Aspen	-	-	(134,560)	-	(2,061)
Brahmaco	919	(919)	7,467	-	163
Brahma Venezuela	778	(22,691)	72,595	-	(1,028)
Cintra	1,583	(1,433)	(13,254)	3,840	-
CRBS	122,656	(24)	(23,372)	-	-
Cympay	52,201	(27,766)	1,401	19,214	4,541
Dunvegan S.A.	112,875	(919)	(362,950)	-	(8,434)
Eagle	-	(868,280)	(2,083)	-	10
Fratelli Vita	3,922	(8,377)	85,038	17,845	(2,250)
Goldensand	-	-	(87,643)	-	(549)
Jalua Spain S.L.	-	-	(107,931)	-	6,255
Labatt Canada	1,113	(9,014)	-	-	-
Maltaria Uruguai S.A.	75,366	(92,601)	(0)	80,464	(5,279)
Malteria Pampa S.A.	32,972	(16,769)	451	40,396	(120)
Miranda Correa	32	(3,780)	30,624	-	-
Monthiers	1,207,974	-	1,482,107	-	54,836
Quinsa	6,775	(2,828)	-	-	-
Skol	-	(12)	(18,426)	-	-
Other domestic	54	(3,817)	(26,307)	3,329	2,441
Other international	5,391	(11,432)	(21,564)	-	520

TOTAL	2,777,094	(2,753,108)	3,999	433,558	575

Names used:

AmBev Brasil Bebidas Ltda. (“AmBev Bebidas”)
AmBev International Finance Co. Ltd. (“AmBev International”)
Antarctica Empreendimentos e Participações Ltda. (“Anep”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Brahmaco International Limited (“Brahmaco”)
Cerveceria y Maltería Paysandú (“Cympay”)
Cervejaria Miranda Côrrea S.A. (“Miranda Correa”)
Cervejarias Reunidas Skol-Caracu S.A. (“Skol”)
Compania Brahma Venezuela S.A (“Brahma Venezuela”)
Fratelli Vita Bebidas S/A (“Fratelli Vita”)
Eagle Distribuidora de Bebidas S.A. (“Eagle”)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

4.	INVESTMENT IN DIRECT SUBSIDIARIES AND ASSOCIATED COMPANIES

a)	Changes in investments in direct subsidiaries and associated companies, including goodwill and negative goodwill

	Interest in
	subsidiaries	Goodwill	Total

Balance on June 30, 2007	17,455,360	543,036	17,998,396
Equity in earnings (losses) from affiliates (i)	(35,199)	-	(35,199)
Provision for losses on investments with net liabilities	(2,807)	-	(2,807)
Goodwill amortization	-	(6,354)	(6,354)
Recalculation of goodwill from acquisition of Goldensand (ii)	185,611	(185,611)	-
Dividends received and receivable	(163,548)	-	(163,548)
Translation losses from offshore investees	(15,330)	-	(15,330)
Capital reduction in subsidiary (iii)	(598)	-	(598)
Gains in equity additions of subsidiaries	54,002	-	54,002

Balance on September 30, 2007	17,477,491	351,071	17,828,562

Initial and final balances include the balance of provision for unsecured liabilities in Goldensand which were recorded, in the Parent Company, in long-term liabilities.

(i)	This result comprises goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$282,362 (R$242,462, on September 30, 2006);
(ii)	Refer to note 1 (b) (ii).
(iii)	Capital reduction in associated company Agrega.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Goodwill and negative goodwill

	Parent Company		Consolidated
	09/30/07	06/30/07	09/30/07	06/30/07
Goodwill
Future profitability expectation:
Labatt Canada (i)	-	-	16,383,303	16,383,303
Lakeport	-	-	380,904	372,967
Quinsa	-	-	1,029,853	1,029,853
QIB	-	-	93,372	93,372
Goldensand (ii)	363,068	548,679	363,068	548,679
Cintra (ii)	-	-	13,061	21,025
Cympay	-	-	26,556	26,556
Embodom	-	-	224,111	224,111
Malteria Pampa	9,313	9,313	28,101	28,101
Indústrias Del Atlântico	-	-	5,116	5,116
Miranda Corrêa	5,514	5,514	5,514	5,514
AmBev Ecuador	-	-	770	770
Subsidiaries of Labatt Canada (iii)	-	-	3,056,002	2,992,324
Subsidiaries of Quinsa (consolidated)	-	-	827,706	876,006
Total goodwill	377,895	563,506	22,437,437	22,607,697
Accumulated amortization	(26,824)	(20,470)	(7,027,758)	(6,637,997)
Total goodwill, net of amortization	351,071	543,036	15,409,679	15,969,700

Negative goodwill
AmBev Ecuador	-	-	(10,783)	(11,297)
Incesa (consolidated)	-	-	(10,903)	(11,420)
Total negative goodwill	-	-	(21,686)	(22,717)
Net balance	351,071	543,036	15,387,993	15,946,983

(i)	The balance of the accumulated amortization referring to the goodwill of Labatt ApS in Labatt Canada totals R$2,851,791 on September 30, 2007 (R$2,569,429 on June 30, 2007).

(ii)	Refer to note 1 (b) (ii).

(iii)	The balance of the accumulated amortization referring to the goodwill existing in Labatt Canada totals R$3,027,147 on September 30, 2007 (R$2,963,711 on June 30, 2007).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries

	Quarter ended September 30, 2007
Subsidiary	Interest - %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	3,802	3,022	1,901	1,511
AmBev Bebidas (ii)	99.50	240,684	441	239,478	439
AmBev International	100	512	512	512	512
Anep	100	88,358	6,458	88,358	6,458
Arosuco	99.70	574,459	90,819	530,249	82,866
BSA Bebidas Ltda.	100	10,336	(1)	10,336	(1)
CRBS S.A.	99.77	180,494	2,234	180,074	2,228
Dahlen	100	38,617	(371)	38,617	(371)
Eagle	99.96	1,885,450	(92,919)	1,885,206	(92,748)
Fazenda do Poço	91.41	610	(1)	558	(1)
Fratelli Vita	77.97	363,561	15,255	279,937	10,456
Hohneck	50.69	987,634	(36,933)	500,649	(18,722)
Labatt ApS	99.99	12,519,294	(43,605)	12,519,059	(43,602)
Lambic S.A.	87.10	319,781	1,324	278,526	1,153
Maltaria Pampa	60.00	159,253	7,441	89,243	5,513
Miranda Corrêa	100	43,482	9,415	43,482	9,415
Skol	99.96	606,283	(19,357)	606,057	(19,350)
Quinsa	34.53	1,255,668	55,159	433,547	19,045
				17,725,789	(35,199)

	Quarter ended September 30, 2006
Subsidiary	Interest - %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	(1,067)	(987)	(533)	(493)
AmBev Bebidas (ii)	99.50	239,936	(3,571)	238,734	(3,553)
Anep	100	106,894	3,955	106,894	3,955
Arosuco	99.70	403,924	66,458	369,828	67,341
BSABebidas Ltda.	100	10,338	0.3	10,338	0.3
CRBS	99.65	176,519	(3,882)	175,904	(3,868)
Dahlen	100	39,311	(1,091)	39,311	(1,091)
Eagle	99.96	2,236,479	69,970	2,235,798	69,185
Fratelli Vita	77.84	453,319	11,878	352,846	9,245
Honeck	50.69	1,102,525	(11,854)	558,890	(6,008)
BAH	100	1,211,582	10,207	417,504	10,207
Labatt ApS	99.99	13,250,700	(191)	13,250,452	(191)
Lambic	87.10	282,045	18,752	245,658	16,302
Maltaria Pampa	60.00	200,776	5,709	108,599	4,624
Miranda Corrêa	100	32,982	7,091	32,982	7,091
Skol	99.96	662,611	(6,476)	662,338	(6,473)
				18,805,543	166,273

(i)	Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group.

(ii)	New corporate name of Pepsi-Cola Engarrafadora Ltda.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Significant relevant indirect interest in subsidiaries:

	Total percentage of indirect holding - %
Company	09.30.07	06.30.07
Abroad
Quinsa	56.83	56.83
Jalua Spain S.L.	100.0	100.0
Monthiers	100.0	100.0
Aspen	100.0	100.0

5.	PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant and equipment balance

	Parent Company
	09.30.07			06.30.07
					Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)

Land	94,487	-	94,487	94,487
Buildings and constructions	1,334,572	(733,922)	600,650	605,784	4.0%
Machinery and equipment	3,837,272	(3,131,563)	705,709	676,177	10.0%
Offsite equipments	1,315,986	(696,891)	619,095	593,606	20.0%
Other fixed assets and intangible assets	1,184,816	(881,868)	302,948	303,348	19.9% (ii)
Construction in progress	492,695	-	492,695	377,508
	8,259,828	(5,444,244)	2,815,584	2,650,910

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	09.30.07			06.30.07
					Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)

Land	306,681	-	306,681	316,449
Buildings and constructions	2,729,685	(1,341,028)	1,388,657	1,395,777	4.0%
Machinery and equipment	8,832,261	(6,689,588)	2,142,673	2,166,830	10.0%
Offsite equipments	2,239,262	(1,253,801)	985,461	973,552	20.0%
Other fixed assets and intangible assets	1,509,216	(1,136,050)	373,166	378,872	19.9% (ii )
Construction in progress	652,308	-	652,307	489,449
	16,269,413	(10,420,467)	5,848,945	5,720,929

(i)	The rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on September 30, 2007 and June 30, 2007.

As of September 30, 2007, the Company and its subsidiaries held assets for sale at the carrying amount of R$70,287 in the Parent Company and R$73,167 in the Consolidated (R$58,642 and R$62,187, in the Parent Company and in the Consolidated respectively, on June 30, 2007), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$36,490 in the Parent Company and R$37,658 in the Consolidated (R$36,461 in the Parent Company and R$38,591 in the Consolidated, respectively, on June 30, 2007).

b)	Assets with restriction granted as collateral for bank loans

As a result of bank loans contracted by the Company and its subsidiaries, on September 30, 2007 there are assets including property, with a net book value totaling R$560,889 (R$612,757 on June 30, 2007), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

6.	DEFERRED CHARGES

	Parent Company
	09.30.07			06.30.07
		Accumulated	Net Carrying	Net Carrying
	Cost	amortization	amount	amount

Pre-operating expenses	198,708	(145,076)	53,632	49,309
Implementation and expansion expenses	48,288	(45,385)	2,903	3,147
Goodwill - future profitability (i):
BAH - Beverage Company	2,331,089	(271,960)	2,059,129	2,097,980
CBB	702,760	(577,471)	125,289	142,858
Astra	109,097	(51,389)	57,708	60,795
Other goodwill	43,990	(29,610)	14,380	16,410
Other deferred expenses	123,366	(93,479)	29,887	54,292
	3,557,298	(1,214,370)	2,342,928	2,424,791

	Consolidated
	09.30.07			06.30.07
		Accumulated	Net Carrying	Net Carrying
	Cost	amortization	amount	amount

Pre-operating expenses	282,711	(179,872)	102,839	100,887
Implementation and expansion expenses	53,638	(48,698)	4,940	5,149
Goodwill - future profitability (i):
BAH - Beverage Company	2,331,089	(271,960)	2,059,129	2,097,980
CBB	702,760	(577,471)	125,289	142,858
Astra	109,097	(51,389)	57,708	60,795
Other goodwill	43,990	(29,610)	14,380	16,410
Other deferred expenses	157,614	(116,951)	40,663	64,088
	3,680,899	(1,275,951)	2,404,948	2,488,167

(i)	The goodwill reclassified for deferred charges (resulting from merged subsidiaries) is based on the future profitability of operations sustaining its generation.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

7.	INDEBTEDNESS

				Parent Company
				Current		Non-current
Type and purpose	Final maturity	Weighted Average Rate	Currency	09.30.07	06.30.07	09.30.07	06.30.07

In reais

ICMS tax incentives	Sept/2017	3.89%	R$	68,109	94,425	162,993	140,432
Investments in permanent assets	Dec/2011	TJLP + 3.75%	R$	164,327	165,747	235,091	275,321
Working capital	Oct/2007	11.10%	R$	339	-	-	-
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	-	-	382,193	372,825
				232,775	260,172	780,277	788,578

In foreign currency

Working capital	Oct/2007	1.00%	USD	53,648	173,883	-	-
Working capital	Dec/2007	3.14%	YEN	482,586	716,608	-	-
Raw material imports	Mar/2008	5.91%	USD	64,030	23,112	-	-
Bond 2011	Dec/ 2011	10.50%	USD	33,127	4,957	919,450	963,100
Bond 2013	Sep/ 2013	8.75%	USD	4,207	29,192	919,450	963,100
Investments in permanent assets	Jan/ 2011	9.88%	UMBNDES	23,271	24,157	26,054	33,178
				660,869	971,909	1,864,954	1,959,378

Total loans and financings				893.644	1,232,081	2,645,231	2,747,956

Debentures 2009	Jul/ 2009	101.75% of CDI	R$	23,134	24,047	817,050	817,050
Debentures 2012	Jul/ 2012	102.50% of CDI	R$	35,601	37,004	1,248,030	1,248,030
Total debentures				58,735	61,051	2,065,080	2,065,080

Total Indebtedness				957,379	1,293,132	4,710,311	4,813,036

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

				Consolidated
				Current		Non-current
Type and purpose	Final maturity	Weighted Average Rate	Currency	09.30.07	06.30.07	09.30.07	06.30.07

In reais

ICMS tax incentives	Sept/2017	3.89%	R$	68,357	94,917	168,184	143,135
Investments in permanent assets	Dec/ 2011	TJLP + 3.75%	R$	191,638	193,226	251,385	298,496
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	-	-	382,193	372,825
Bond 2017	Jul/2017	9.50%	R$	5,225	-	300,000	-
Working capital / secured account (note 7 (d) (i))	Jan/2012	14.39%	R$	31,760	29,684	1,192,368	1,180,430
				296,980	317,827	2,294,130	1,994,886

In foreign currency

Working capital	Oct/2011	5.46%	USD	76,910	205,910	64,362	67,432
Working capital	Dec/2007	3.14%	YEN	482,586	716,608	-	-
Working capital	Oct/2011	BA + 0.35%	CAD	-	-	332,933	688,214
Working capital	Oct/2007	8.60%	ARS	2,035	13,393	-	-
Working capital	Set/2008	6.50%	UYU	8,352	8,240	-	-
Working capital	Sep/2008	11.77%	VEB	126,916	56,516	-	70,017
Working capital	Feb/2014	9.60%	DOP	98,115	100,317	2,192	-
Working capital	Aug/2011	7.51%	GTQ	16,713	22,120	37,892	35,874
Working capital	Oct/2010	6.75%	PEN	94,494	94,007	141,863	145,162
Working capital	May/2008	6.50%	BOB	19,559	19,797	-	-
Bond 2011	Dec/ 2011	10.50%	USD	33,127	4,957	919,450	963,100
Bond 2013	Sep/ 2013	8.75%	USD	4,207	29,192	919,450	963,100
Import financing	Oct/2011	5.48%	USD	104,468	69,145	3,840	5,681
Investment in permanent assets	Mar/2012	9.04%	USD	56,411	78,917	236,174	251,265
Investment in permanent assets	Jun/2012	8.50%	DOP	5,067	-	46,314	58,690
Investment in permanent assets	Aug/2008	9.96%	ARS	84,603	147,628	-	21,053
Investment in permanent assets	Jan/ 2011	9.88%	UMBNDES	23,270	24,157	26,054	33,179
Notes - Series A (Note 7 (d) ii)	Jul/ 2008	6.56%	USD	298,436	-	-	309,474
Notes - Series B (Note 7 (d) ii)	Jul/ 2008	6.07%	CAD	92,482	-	-	90,555
Senior Notes - BRI	Dec/ 2011	7.50%	CAD	-	-	164,247	160,825
Others	Mar/2012	12.79%	ARS	6,982	8,529	15,387	15,548
Others	Jun/2008	5.00%	PYG	49,971	50,453	-	-
Others	Dec/2016	10.49%	USD	2,975	1,849	218,942	229,334
				1,687,679	1,651,735	3,129,100	4,108,503

Total loans and financings				1,984,659	1,969,562	5,423,230	6,103,389

Debentures 2009	Jul/2009	101.75% of CDI	R$	23,134	24,047	817,050	817,050
Debentures 2012	Jul/2012	102.50% of CDI	R$	35,601	37,004	1,248,030	1,248,030
				58,735	61,051	2,065,080	2,065,080
Total Indebtedness				2,043,394	2,030,613	7,488,310	8,168,469

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Abbreviations used:

•	USD - United States Dollar
•	CAD- Canadian Dollar
•	YEN - Japanese Yen
•	ARS - Argentine Peso
•	VEB - Venezuelan Bolivar
•	DOP - Dominican Peso
•	BOB - Bolivian Peso
•	GTQ - Guatemalan Quetzal
•	PEN - Peruvian Novo Sol
•	UYU - Uruguayan Peso
•	PYG - Paraguayan Guarani
•	BA - Bankers Acceptance - Corresponding to 5.051% p.a. as of 09.30.07
•	TJLP - Long-Term Interest Rate - Corresponding to 6.25% p.a. on 09.30.07
•	ICMS - Value-Added Tax on Sales and Services
•	CDI - Interbank Deposit Certificate - corresponding to 11.10% p.a. on 09.30.07
•	UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and collateral of equipment. See Note 5(b).

AmBev’s subsidiaries, except for North America and Quilmes operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of September 30, 2007, long-term financings fall due as follows:

	Parent Company	Consolidated
2008	44,557	95,273
2009	1,309,027	1,405,823
2010	95,694	229,172
2011	930,560	2,171,489
2012 onwards	2,330,473	3,586,553
	4,710,311	7,488,310

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	ICMS sales tax incentives

	Parent Company		Consolidated
	09.30.07	06.30.07	09.30.07	06.30.07
Current liabilities
Financings	68,109	94,425	68,357	94,917
Sales tax deferrals	16,991	15,954	18,538	17,078

Non-current liabilities
Financings	162,993	140,432	168,184	143,135
Sales tax deferrals	436,949	425,041	595,600	578,283

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due, it is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

The amounts related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item "Other taxes and contributions payable”.

d)	Labatt Canada

(i)	Working capital

On June 26, 2006, a R$716,6 million loan was issued, with semiannual interest amortization at the fixed rate of 15.88% p.a. and maturity date on June 20, 2011.

On January 14, 2007, a R$473.7 million loan was issued, with semiannual interest amortization at the fixed rate of 12.13% p.a. and maturity date on January 18, 2012.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(ii)	Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement at the amount of US$162 million represented by Series A Bank Notes (“Notes - Series A”) and CAD50 million represented by Series B Bank Notes (“Notes - Series B”), contracted from a group of institutional investors. The Notes are subject to the fixed interest rates at (a) 6.56% p.a., over the portion in US dollars and at (b) 6.07% p.a. over the Canadian dollars.

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD200 million, by means of Senior Notes (“Senior Notes - BRI”), with a group of institutional investors.

e)	Contractual clauses

As of September 30, 2007, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants related to certain loans.

f)	Debentures

On July 1, 2006, the Company issued two series of simple debentures, non-convertible into shares: the first series (“Debenture 2009) at the equivalent amount of R$817,050, incurring 101.75% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2009 and the second series (“Debenture 2012”) at the equivalent amount of R$1,248,030, incurring 102.50% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2012.

The funds raised with the issuance of debentures were used to pay the acquisition of BAC’s shares issued by Quinsa.

g)	Bond 2017

On July 24, 2007, AmBev, through its wholly-owned subsidiary AmBev International Finance Co.Ltd (“AmBev International”), issued R$300 million in bonds denominated in reais with a fixed interest rate of 9.50% per year and maturity on July 24, 2017. These bonds will be fully and unconditionally guaranteed by AmBev. The payments of interest and principal will be in US Dollars, based on the exchange rate of the respective payment day.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

8.	CONTINGENCIES

	Parent Company
	9.30.07			6.30.07
	Provision	Judicial Deposits	Net Provisions	Net Provisions

PIS and COFINS	39,928	-	39,928	55,166
ICMS and IPI	165,661	(12,147)	153,514	149,747
IRPJ and CSLL	56,032	(321)	55,711	55,063
Labor claims	185,588	(112,494)	73,094	76,810
Distributors and resellers	17,112	(87)	17,025	20,427
Other	78,419	(9,726)	68,693	100,948
Total	542,740	(134,775)	407,965	458,161

	Consolidated
	9.30.07			6.30.07
	Provision	Judicial Deposits	Net Provisions	Net Provisions

PIS and COFINS	74,146	-	74,146	90,116
ICMS and IPI	431,191	(12,147)	419,044	489,783
IRPJ and CSLL	77,122	(321)	76,801	74,869
Labor claims	239,965	(117,459)	122,506	125,532
Distributors and resellers	33,890	(91)	33,799	36,771
Other	111,572	(10,337)	101,235	139,338
Total	967,886	(140,355)	827,531	956,409

	Parent Company
	Balance on 6.30.2007	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 9.30.2007

PIS and COFINS	55,166	-	(15,498)	-	260	39,928
ICMS and IPI	160,338	460	-	(1,332)	6,196	165,662
IRPJ and CSLL	55,384	4	-	(3)	646	56,031
Labor claims	184,528	23,957	(9,796)	(13,101)	-	185,588
Distributors and resellers	21,221	121	(3,080)	(1,150)	-	17,112
Other	109,896	8,993	(3,879)	(36,829)	238	78,419
Total Contingencies	586,533	33,535	(32,253)	(52,415)	7,340	542,740
(-)Judicial deposits	(128,372)	(15,271)	7,488	1,380	-	(134,775)
Total contingencies, net	458,161	18,264	(24,765)	(51,035)	7,340	407,965

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	Balance on 6.30.07	Acquisition adjustment Cintra	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 9.30.07

PIS and COFINS	90,116	-	3	(16,552)	(1)	580	74,146
ICMS and IPI	500,375	(71,164)	7,208	(10,250)	(1,443)	6,466	431,192
IRPJ and CSLL	75,190	-	1,572	(512)	(2)	874	77,122
Labor claims	239,534	-	27,907	(15,294)	(14,363)	2,181	239,965
Distributors and resellers	37,571	- -	476 476	(1,925)	(2,686)	454	33,890
Other	149,202	-	13,904	(16,463)	(30,710)	(4,362)	111,571
Total Contingencies	1,091,988	(71,164)	51,070	(60,996)	(49,205)	6,193	967,886
(-)Judicial deposits	(135,579)	-	(15,357)	9,177	1,404	-	(140,355)
Total contingencies, net	956,409	(71,164)	35,713	(51,819)	(47,801)	6,193	827,531

The Company and its subsidiaries had other ongoing lawsuits for which, in the opinion of legal consultants, the risk of loss is possible but not probable, for which the Company’s management, supported by the opinion of its legal consultants, understands there is no need for accrual, as shown in the following table:

	Parent Company		Consolidated
	09.30.07	06.30.07	09.30.07	06.30.07

PIS and Cofins	302,365	267,573	355,529	320,993
ICMS and IPI	781,832	823,647	946,670	951,192
IRPJ and CSLL	604,125	518,580	3,363,963	3,237,312
Labor claims	106,251	131,622	117,964	151,072
Civil claims	523,123	535,825	577,459	591,939
Other	280,265	335,920	311,775	363,476
Total	2,597,961	2,613,167	5,673,360	5,615,984

Abbreviations used:
.	IRPJ - Corporate Income Tax;
.	CSLL - Social Contribution on Net Income;
.	PIS - Social Integration Program;
.	COFINS - Contribution for Social Security Financing;
.	IPI - Tax on Processed Products; and

On September 30, 2007, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

a)	Profit abroad

During 2004 and 2005, the Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad. Based on the opinion of its legal advisors, the Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax assessment; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its legal advisors did not make provisions in relation to these tax deficiency notices, which totaled R$4,373,346 in the quarter ended on September 30, 2007. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Court, the Company, based on the opinion of its legal advisors, considered that the amount of R$2,967,461 involves a risk of loss, while the amount of R$1,405,885 represents a remote risk of loss.

Main liabilities related to fiscal claims and provisions for contingencies:

b)	PIS and COFINS

The Company and its subsidiaries proposed specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on sales revenues, exonerating it from the payment of these contributions on other revenues under the terms provided for by Law 9718/98.

Following the enactment of Law no. 10,637 as of December 31, 2002, which established new rules for calculating PIS, with effects as from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by prevailing laws.

Following the enactment of Law no. 10,833, as of December 29, 2003, which established the new rules to calculate COFINS, effectively as from February 1, 2004 the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Some lawsuits were judged definitively by the Federal Supreme Court and the provisions related to these lawsuits already solved were reverted when finally decided.

c)	Labor claims

This provision relates to claims from former employees pleading compensation complement.

d)	Distributors claims

This provision relates mainly to contractual terminations with certain distributors.

e)	Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

f)	Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as the defendant. Labatt Canada will strongly continue to defend these lawsuits and, at this time, it is not possible to estimate the probability of loss or estimate its amount.

Labatt Canada was assessed by the Canadian Government due to the interest rate used in certain contracts with related parties existing in the past. The total amount of the assessment may reach CAD$200,000, equivalent to R$369,926 on September 30, 2007 (R$362,218 on June 30, 2007).

In the event Labatt Canada is required to pay these amounts, AmBev will be fully reimbursed by Labatt Canada’s former parent company, InBev. The balance of the provision recorded in Labatt Canada is CAD$66,688 thousand equivalent to R$123,348 on September, 30, 2007 (CAD$66,688, equivalent to R$120,778 on June 30, 2007), recorded in Other Current Liabilities. AmBev has recorded accounts receivable from InBev at the amount of R$164,399 on September 30, 2007, equivalent to CAD$88,882 thousand (R$160,973 on June 30, 2007), recorded in the item “Other”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

g)	Warrants

Some individuals holding the company’s warrants, issued in 1996 for exercise in 2003, proposed lawsuits to subscribe the corresponding shares for an amount lower than the one the company understands as having been determined at the time of issuance of the bonus, and still receive the dividends corresponding to these shares from 2003 onwards.

In case the company loses these lawsuits, it would need to issue 5,509,877 preferred shares and 1,370,935 common shares, receiving funds substantially lower than the market value of the shares in exchange.

9.	SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Pension Plan)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the quarter ended on September 30, 2007, the Company and its subsidiaries made contributions of R$1,535 (R$1,465 on June 30, 2007) to IAPP.

The surplus of assets of IAPP is recorded by the Company in its financial statements under "Other assets”, at the amount of R$17,000 (R$17,000 on June 30, 2007), amount estimated as maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

b)	Medical assistance benefits and others provided directly by the Company and subsidiaries

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements. On September 30, 2007, the balances of R$93,857 and R$245,828 of the Parent Company and the Consolidated, respectively (R$91,841 and R$280,927 of the Parent Company and the Consolidated, respectively, on June 30, 2007) are recognized in the Company’s financial statements as “Other liabilities”, in long-term liabilities.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência - Zerrenner Foundation

The Zerrenner Foundation’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrenner Foundation were fully offset by its assets on September 30, 2007 at the same date, and the assets surplus was not recorded by the Company in its financial statements, due to the possibility of destination of its use for purposes other than exclusively related to the payment of benefits.

10.	SHAREHOLDERS' EQUITY

a)	Changes in the Parent Company’s shareholders’ equity

	Subscribed and Paid-in Capital Stock	Capital Reserves	LegalReserve	Treasury Stocks	Statutory Reserves for Investments	Retained Earnings	Total

On June 30, 2007	6,105,207	9,874,479	208,832	(192,538)	776,442	1,039,559	17,811,981
Advances for future capital increase related to the stock option plan		178					178
Share repurchase		6		(285,896)			(285,890)
Share transfer to shareholders - Plan		10		1			11
Subvention for investments and tax incentive		28,521					28,521
Dividends for the period					(719,875)		(719,875)
Interest attributed to shareholders’ equity						(260,239)	(260,239)
Net income for the period						589,825	589,825
On September 30, 2007	6,105,207	9,903,194	208,832	(478,433)	56,567	1,369,145	17,164,512

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Subscribed and paid-in capital stock

On September 30, 2007, the Company’s capital stock, at the amount of R$6,105,207, was represented by 624,417 thousand shares, 345,055 thousand of which are common shares and 279,362 thousand are preferred shares, all of them non-par registered shares.

At the Extraordinary General Meeting held on June 29, 2007 the Company’s shareholders approved the grouping of shares comprising AmBev’s capital stock at a ratio of 100 existing shares for 1 share after the grouping, without altering the capital stock. Since the Company’s ADRs also represent 100 shares, these will be traded without changes, and each ADR will represent 1 preferred or common share, as the case may be. At the Meeting of the Board of Directors held on June 26, 2007, the Company increased its capital by R$128,333, upon the issuance of 43,427 thousand common shares and 79,943 thousand preferred shares, due to the resolutions at the Annual and Extraordinary General Meetings held on April 27, 2007.

On May 8, 2007, the Company increased its capital stock in the amount of R$12,000, without the issuance of new shares, upon the capitalization of the Tax Incentive reserve - Income Tax Reinvestment.

At the Annual and Extraordinary General Meeting held on April 27, 2007, the Company carried out the following capital increases: (i) R$ 74,636, without the issuance of new shares, upon the capitalization of 30% of the fiscal benefit earned by the Company through the partial amortization of the special goodwill reserve; and (ii) R$ 174,151, upon the issuance of 118,857 common shares and 55,148 preferred shares, paid up through the partial capitalization of the fiscal benefit earned by the Company through the partial amortization of the Special Goodwill Reserve.

c)	Interest attributed to shareholders’ equity

Companies legally have the option to distribute to the shareholders interest calculated based on TJLP on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders' equity and presented as dividends, to reflect the essence of the transaction.

The interest attributed to shareholders’ equity and dividends not claimed in 3 years, counted from the payment beginning date, prescribe and are reverted in favor of the Company (Law 6,404/76, Article 287, item II a).
On September 18, 2007, the Company, through an Extraordinary Board of Directors’ Meeting, approved the following: (i) the distribution of dividends to be deducted from the investment reserve and credited to the mandatory minimum dividends of 2007, at R$1.1100 per common share and R$1.2210 per preferred share, without withholding income tax; (ii) Interest attributed to shareholders’ equity (“JCP”), relative to the period from July to September 2007, to be credited to the mandatory minimum dividends of the 2007 year, at the amount of R$0.4000 per common share and R$0.4400 per preferred share.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The distribution of interest attributed to shareholders’ equity was taxed pursuant to the legislation in force, resulting in a net distribution of R$0.3400 per common share and R$0.3740 per preferred shares.

d)	Treasury shares

Changes in the Company’s treasury shares during the quarter ended on September 30, 2007 were as follows:

	Number of shares - per thousand shares
Description	Preferred	Common	Total	R$
On June 30, 2007	1,199	220	1,419	192,538
Share acquisitions - Market	1,908	43	1,951	262,869
Share buyback related to the Plan	143	71	214	23,026
On September 30, 2007	3,250	334	3,584	478,433
(*) Grouping of share at the ratio of 100 per 1 - See Note 10 (b)

On August 20, 2007, the closing of the share buyback program launched on May 8, 2007 was approved. On this same date, the Company launched a new buyback program to acquire common and preferred shares issued by it, up to the amount of R$500,000, to be ended on August 14, 2008, in compliance with CVM Instruction no. 10/80 and its subsequent amendments.

During the quarter ended September 30, 2007, the Company acquired 1,908 thousand preferred shares at the weighted average cost of R$135.03, the maximum cost of which being R$140.00, and the minimum cost being R$120.80, and 43 thousand common shares at the weighted average cost of R$119.24, the maximum cost of which being R$120.50 and the minimum cost being R$117.00..

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

11.	SHARE ACQUISITION PLAN (“PLAN”)

AmBev maintains a plan for purchase of shares by employees, which is aimed at aligning the interests of shareholders and employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The options granted as from 2006 have a vesting period of 5 years and expire 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions. Regarding the shares purchased by the employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On September 30, 2007, the outstanding balance of advances to employees for the purchase of shares referring to the plans granted prior to such date, in the consolidated, amounts to R$46,759 (R$54,201 on June 30, 2007). The loans are guaranteed by the shares purchased.

Summary of movements in outstanding share options for the quarter ended on September 30, 2007 is as follows:

	Share purchase option
	(per thousand shares)
	Preferred	Common
On July 1, 2007 (*)	2,298	213
Movement occurred during the period
Cancelled	(122)	(24)
On September 30, 2007	2,176	189
(*) Grouping of shares at the ratio of 100 per 1 - See Note 10 (b)

12.	TREASURY

a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into currency, interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The instruments mentioned above are contracted for hedge purpose, which does not prevent that redemptions may occur at any time, although the Company really intents to bring them until the end of operation to be protected.

b)	Derivative instruments

The Company, aiming at mitigating the risks of exposure to certain market fluctuation in exchange rates, interest and commodities, contracts derivative operations. On September 30, 2007, the amounts contracted of derivative financial instruments are as follows:

Description	09.30.07	06.30.07

Currency hedge
Reais/US$	2,408,834	2,350,852
Reais/Yen	506,633	716,556
Reais/Euros	42,944	38,817
Peruvian Sol/US$	16,550	34,672
CAD/US$	163,057	191,505
CAD/R$	1,533,762	1,486,113

Interest rate hedge
CDI x Fixed Rate	745,701	593,309
Fixed Rate / Canadian Bankers Acceptance	693,595	234,728

Commodities hedge
Aluminum	391,680	256,860
Sugar	93,333	89,217
Wheat	(138,521)	329
	6,457,568	5,992,958

i.	Market value of financial instruments currency and interest rate hedge.

As of September 30, 2007, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of instruments and the respective market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the quarter ended on September 30, 2007, an additional gain of R$240,592 (R$264,312 on June 30, 2007), presented as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Financial instruments	Book value	Market	Unrealized variable gains

Public bonds	70,389	83,678	13,289
Swaps/forwards	(298,600)	(296,362)	2,238
Forward R$ x CAD Labatt Canada	121,140	343,523	222,383
Cross Currency Swap Labatt Canada (*)	(138,289)	(135,607)	2,682
	(245,360)	(4,768)	240,592

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

ii.	Commodities and currency hedge

Net results of such operations determined at cost value (corresponding to its market value), with a specific purpose of minimizing the Company’s exposure to the fluctuation of raw material prices denominated in foreign currency to be acquired are deferred and recognized in the statement of income, when sale of corresponding product occurs.

During the quarter ended on September 30, 2007, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” were:

Description	Decrease/(Increase) in the cost of goods sold

Currency hedge	(47,780)
Hedge of aluminum	(2,215)
Hedge of sugar	(13,217)
(63,212)

On September 30, 2007 unrealized losses in the amount of R$183,689 were deferred, in other assets. Such loss shall be recognized at debit of the Company’s result: the amount of R$172,031 in cost of goods sold, when corresponding finished product is sold and the remaining balance at operating expense, as this is an expenses hedge.

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by bonds and import financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, plus monetary and exchange variations, according to closing indexes for each period.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Had the Company been able to use a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$549,592, on September 30, 2007 (R$498,781 on June 30, 2007), as presented below:

Financial liabilities	Book value	Market value	Difference

Series A Notes (i)	298,435	302,929	(4,494)
Series B Notes (ii)	92,482	93,569	(1,087)
Senior Notes - BRI (iii)	164,247	179,514	(15,267)
International financings (other currencies) (iv)	1,785,116	1,785,116	-
Financings in Reais	1,460,668	1,668,387	(207,719)
Agro-industrial credit (iv)	382,193	382,193	-
BNDES/FINEP/EGF (iv)	443,023	443,023	-
Resolution 63 / Compror 63 (iv)	600,264	601,194	(930)
Bond 2017	305,225	287,475	17,750
Bond 2011 and Bond 2013	1,876,234	2,214,079	(337,845)
Debentures	2,123,815	2,123,815	-
	9,531,702	10,081,294	(549,592)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.
(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.
(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv)	Loans for which book value and market value are similar.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds on the reference date as of September 30, 2007, approximately 118.29% of face value for Bond 2011, 114.66% for Bond 2013 (117.25% and 113.70%, respectively on June 30, 2007) and 94.08% for Bond 2017; to the Series A Notes and Series B Notes of Labatt Canada, the prices were determined based on the discounted cash flow at present value, by using market rates available for Labatt Canada for similar instruments.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses

	Parent Company		Consolidated
	09.30.07	09.30.06	09.30.07	09.30.06
Financial income
Exchange variation on financial investments	-	-	(11,549)	619
Interest on cash and cash equivalents	4,186	16,924	19,387	28,393
Financial charges on taxes,
contributions and judicial deposits	7,468	22,836	9,721	17,128
Interest on advances to employees for the purchase of shares	1,916	2,209	1,931	2,243
Interest and exchange variation on loans	44,223	-	-	-
Other	3,213	3,276	7,916	4,481
	61,006	45,245	27,406	52,864

Financial expenses
Exchange variation on financings	80,485	(3,677)	77,255	(4,542)
Net losses on derivative instruments	(144,025)	(65,674)	(145,316)	(67,935)
Interest on foreign currency denominated debt	(65,298)	(65,809)	(139,366)	(127,035)
Interest on Reais denominated debts	(82,897)	(66,158)	(85,788)	(66,188)
Interest and exchange rate variation on loans	-	(61,111)	(726)	(957)
Taxes on financial transactions	(20,841)	(33,194)	(22,950)	(40,680)
Financial charges on contingencies and other	(7,409)	(11,006)	(8,766)	(11,831)
Other	(12,634)	(4,237)	(14,795)	(7,275)
	(252,619)	(310,866)	(340,452)	(326,443)

Net financial income	(191,613)	(265,621)	(313,046)	(273,579)

e)	Concentration of credit risk

A substantial part of the Company’s sales is to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to settle derivative financial assets and liabilities in the event of default.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

13.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Reconciliation of consolidated income and social contribution taxes expenses with their nominal amounts rates

	Quarter ended on September 30
	2007	2006

Consolidated net income before income and social contribution taxes	1,004,998	830,701
Statutory profit sharing and contributions	(33,505)	(84,774)
Consolidated net income before income and social contribution
taxes and minority interest	971,493	745,927

Expense with income and social contribution taxes at nominal rates (34%)	(330,308)	(253,615)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization, non-deductible portion (i)	(110,887)	(103,075)
Foreign subsidiaries’ income not subject to taxation	7,024	19,490
Interest attributed to shareholders’ equity (ii)	88,482	86,820
Equity gains in subsidiaries	19,506	11,043
Exchange variation on investments	(16,134)	2,066
Permanent additions and exclusions and other	(32,139)	(20,497)
Income and social contribution taxes expenses	(374,456)	(257,768)

(i)
Balance composed mainly of goodwill amortization effects of Labatt ApS in Labatt Canada, totaling R$282,362 in the period ended on September 30, 2007 (R$242,462 on September 30, 2006), generating a tax effect as it is not deductible, totaling R$96,003 (R$82,437 in September, 2006).

(ii)
The interests attributed to shareholders’ equity are originally recorded in the accounting and fiscal books as financial revenue, when declared by subsidiaries and associated companies, and as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders. However, for the purposes of elaboration of these financial statements, the essence of the transaction is considered, thus, the interests attributed to shareholders’ equity are considered as dividends received and paid and are not recorded in the statement of income. Consequently, in these financial statements, the aforementioned records are reclassified, i.e., the interests on the capital received or to be received are credited to the investments account and the interests on the capital paid or to be paid are debited from the retained earnings.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income

	Parent Company		Consolidated
	09.30.07	09.30.06	09.30.07	09.30.06

Current	33,112	27,417	(201,446)	(167,704)
Deferred	(136,603)	(48,961)	(173,010)	(90,064)
Total	(103,491)	(21,544)	(374,456)	(257,768)

c)	Deferred taxes balances

	Parent Company		Consolidated
	09.30.07	06.30.07	09.30.07	06.30.07
Current assets
Tax losses carryforwards	92,101	99,682	163,342	118,926
Temporary differences:
Goodwill future profitability - Mergers	350,770	350,770	350,770	350,770
Provision for interests attributed to shareholders’ equity	21,798	21,517	21,798	21,517
Provision for restructuring			21,325	20,845
Provision for employees profit sharing	28,758	19,485	34,373	23,364
Provision for marketing and sales expenses	68,678	60,495	68,820	60,495
Others	44,132	46,964	46,159	45,802
	606,237	598,913	706,587	641,719

Long-term assets
Tax losses carryforwards	128,638	133,340	681,770	685,690
Temporary differences:
Non-deductible provisions	166,579	233,814	270,380	294,325
Provision for losses on tax incentives (CSSL)	3,085	3,085	7,619	7,619
Goodwill future profitability - Mergers	1,852,637	1,940,329	1,852,637	1,940,329
Provision for medical assistance benefits	31,911	31,226	58,930	69,673
Provision for losses on properties held for sale	12,407	12,397	12,804	13,121
Provision for losses on hedge	161,853	149,006	161,853	149,006
Allowance for doubtful accounts	9,443	10,222	11,629	11,123
Others	12,967	11,078	68,015	61,588
	2,379,520	2,524,497	3,125,637	3,232,474

Long-term liabilities
Temporary differences
Accelerated depreciation	-	-	51,713	50,958
Others	19,621	20,670	93,113	84,136
	19,621	20,670	144,826	135,094

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Based on projections of generation of future taxable income of the parent company and subsidiaries located in Brazil and abroad, the estimate of recovery of consolidated balance of deferred income and social contribution taxes on tax losses carryforward is shown as follows:

Nominal value (millions of reais)
2008	47
2009	298
2010	307
2011	9
2012	9
2013	11
681

The asset recorded is limited to the amounts for which realization is supported by taxable income projections, discounted to present value, prepared by the Company for the next 6 years, also considering that tax loss carryforward is limited to 30% of annual taxable income, in accordance with the Brazilian tax laws.

The balance of deferred income tax assets as of September 30, 2007 includes the total effect of tax loss carryforward of Brazilian subsidiaries, including the balance from the acquisition of Cervejarias Cintra Indústria e Comércia Ltda, held in May 2007 which have no expiration dates and are available for offset against future taxable income. Part of tax benefit corresponding to the tax loss carryforward of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of September 30, 2007 will be realized until the fiscal year of 2011; however, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the actual data and amounts.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Since the income and social contribution taxes derive not only from taxable income, but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and other variables, there is no relevant correlation between Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforward should not be taken as an indicator of the Company’s future profits.

14.	COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has commitments assumed with suppliers for 2007, 2008, 2009, and 2010 on, already contracted on September 30, 2007, at the amounts of R$1,271,217, R$1,264,708, R$1,014,970 and R$849,052, respectively, (R$1,742,871, R$1,907,411 and R$2,109,515, respectively, on June 30, 2007).

15.	OPERATING INCOME (EXPENSES), NET

	Quarter ended
	Parent Company		Consolidated
	09.30.07	09.30.06	09.30.07	09.30.06
Operating income
Equity gains and increases of subsidiaries	54,002	31,564	57,371	32,479
Exchange rate variation on investment overseas	-	63	-	15,366
Tax recovery	9,427	1,004	9,427	1,004
Tax benefit (ICMS)	1,839	1,118	1,839	1,118
Reversal for losses from investments	-	-	-	21,964
Other	21,912	1,296	26,954	9,155
	87,180	35,045	95,591	81,086

Operating Expenses
Goodwill amortization	(6,354)	(39,604)	(353,377)	(337,190)
Exchange variation on investments abroad	(15,330)	-	(68,602)	-
Provision for losses from inventory	(3,292)	-	(3,499)	-
Reversal for losses from investments	(2,807)	-	-	-
Pis / Cofins on other revenues	(2,211)	(219)	(2,221)	(250)
Other	(198)	(3,335)	(2,827)	(12,525)
	(30,192)	(43,158)	(430,526)	(349,965)
Other operating income (expenses), net	56,988	(8,113)	(334,935)	(268,879)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

16.	NON-OPERATING INCOME (EXPENSES), NET

	Quarter ended on
	Parent Company		Consolidated
	09.30.07	09.30.06	09.30.07	09.30.06

Non-operating income
Gain from the disposal of property, plant and equipment	1,123	-	30,685	-
Result from investments	-	-	-	9,823
Other	155	111	2,021	786
	1,278	111	32,706	10,609

Non-operating expenses
Loss in the disposal of permanent assets	-	(2,357)	(851)	(1,374)
Loss from disposal of properties held for sale	(6,461)	-	(6,565)	-
Result from investment	(133)	(298)	(185)	(577)
Provision for restructuring	-	-	(8,555)	-
Other	(122)	(28)	(832)	(6,617)
	(6,716)	(2,683)	(16,988)	(8,568)

Total non-operating income (expenses), net	(5,438)	(2,572)	15,718	2,041

17.	INSURANCE

The company and its subsidiaries maintain insurance agreements, the coverage of which is determined by experts taking into consideration the nature and degree of risks, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities. The risk premises adopted, given their nature, are not part of the scope of a special review of quarterly information and, thus, were not reviewed by our independent auditors.

18.	SUBSEQUENT EVENT

(i)	Acquisition of the Cintra brand

During the acquisition of Cervejaria Cintra, the company initially did not acquire the brands, but agreed to purchase them for US$10 million on October 31, 2007, at the seller’s choice. By common agreement, the parties extended that option up to November 5 of the same year.

That period having ended, the parties are taking the necessary measures for the conclusion of the transaction, and the consequent transfer of the brands.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1	Total Assets	34,793,574	34,694,311
1.01	Current Assets	6,621,554	5,886,585
1.01.01	Available funds	2,030,698	1,379,922
1.01.01.01	Cash and cash equivalents	2,030,698	1,379,922
1.01.02	Credits	1,851,364	1,772,874
1.01.02.01	Trade accounts receivable	1,109,066	1,059,588
1.01.02.02	Sundry Credits	742,298	713,286
1.01.02.02.01	Securities	141,094	109,996
1.01.02.02.02	Taxes recoverable	601,204	603,290
1.01.03	Inventories	1,247,784	1,349,131
1.01.03.01	Finished products	411,859	388,580
1.01.03.02	Work in process	82,282	76,226
1.01.03.03	Raw materials	375,858	506,316
1.01.03.04	Production materials	237,330	247,361
1.01.03.05	Supplies and other	160,334	146,871
1.01.03.06	Provision for losses	(19,879)	(16,223)
1.01.04	Other	1,491,708	1,384,658
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	0	0
1.01.04.02	Deferred income and social contribution taxes	706,587	641,719
1.01.04.03	Deferred result of financial instruments	183,689	136,638
1.01.04.04	Prepaid expenses	235,747	277,852
1.01.04.05	Other assets	365,685	328,449
1.02	Non-current assets	28,172,020	28,807,726
1.02.01	Long-term assets	4,468,570	4,604,155
1.02.01.01	Sundry Credits	3,960,947	4,121,050
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	542,467	576,715
1.02.01.01.02	Advances to employees for the purchase of shares	46,759	54,201
1.02.01.01.03	Deferred income and social contribution taxes	3,125,637	3,232,474
1.02.01.01.04	Financial investments	246,084	257,660
1.02.01.02	Accounts receivable from related parties	0	0
1.02.01.02.01	Direct and indirect associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	507,623	483,105
1.02.01.03.01	Assets held for sale	73,167	62,187
1.02.01.03.02	Prepaid expenses	123,993	125,320
1.02.01.03.03	Assets surplus - AmBev Pension Plan	17,000	17,000
1.02.01.03.04	Other assets	293,463	278,598
1.02.02	Permanent Assets	23,703,450	24,203,571
1.02.02.01	Investments	15,449,557	15,994,475
1.02.02.01.01	Interest in associated and affiliated companies	17,228	6,043

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in subsidiaries	0	0
1.02.02.01.04	Interest in subsidiaries - Goodwill	15,387,993	15,946,983
1.02.02.01.05	Other investments	44,336	41,449
1.02.02.02	Property, plant and equipment	5,848,945	5,720,929
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	2,404,948	2,488,167

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2	Total liabilities	34,793,574	34,694,311
2.01	Current liabilities	7,788,037	6,233,149
2.01.01	Loans and financings	1,984,659	1,969,562
2.01.02	Debentures	58,735	61,051
2.01.03	Trade accounts payable	1,555,431	1,187,575
2.01.04	Taxes, charges and contributions	1,447,353	1,373,477
2.01.04.01	Income and social contribution taxes	490,245	367,937
2.01.04.02	Other taxes and contributions payable	957,108	1,005,540
2.01.05	Dividends payable	1,045,050	135,113
2.01.05.01	Dividends payable	736,728	45,993
2.01.05.02	Provision for interest attributed to shareholders’ equity	308,322	89,120
2.01.06	Provisions	87,120	102,945
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	1,609,689	1,403,426
2.01.08.01	Payroll, profit sharing and related charges	438,343	382,791
2.01.08.02	Unrealized loss on derivatives	536,517	431,782
2.01.08.03	Marketing accounts payable	214,882	191,103
2.01.08.04	Other liabilities	419,947	397,750
2.02	Non-current liabilities	9,679,989	10,476,995
2.02.01	Long-term liabilities	9,529,870	10,326,868
2.02.01.01	Loans and financings	5,423,230	6,103,389
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	827,531	956,409
2.02.01.03.01	Contingencies	827,531	956,409
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	1,214,029	1,201,990
2.02.01.06.01	Deferral of taxes on sales	595,600	578,283
2.02.01.06.02	Provision for medical assistance benefits/Other	245,828	280,297
2.02.01.06.03	Deferred income and social contribution taxes	144,826	135,094
2.02.01.06.04	Deferred net income of debt swap operations	138,289	118,152
2.02.01.06.05	Other liabilities	89,486	90,164
2.02.02	Future taxable income	150,119	150,127
2.03	Non-controlling shareholders’ interest	161,036	172,186
2.04	Shareholders' equity	17,164,512	17,811,981
2.04.01	Paid-in capital stock	6,105,207	6,105,207
2.04.02	Capital reserve	9,424,558	9,681,922
2.04.02.01	Goodwill in the subscription of shares	9,263,689	9,263,679
2.04.02.02	Tax incentives	639,302	610,781
2.04.02.03	Treasury shares	(478,433)	(192,538)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0
2.04.04	Profit reserves	265,399	985,274
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	56,567	776,442
2.04.04.02.01	For investments	56,567	776,442
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings / accumulated losses	1,369,145	1,039,559
2.04.06	Advances for future capital increase	203	19

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.01	Gross sales and/or services	8,669,724	25,541,259	7,820,172	22,620,752
3.02	Gross sales deductions	(4,028,006)	(11,719,487)	(3,482,853)	(10,276,570)
3.03	Net sales and/or services	4,641,718	13,821,772	4,337,319	12,344,182
3.04	Cost of sales and/or services	(1,544,993)	(4,658,292)	(1,479,073)	(4,149,700)
3.05	Gross profit	3,096,725	9,163,480	2,858,246	8,194,482
3.06	Operating expenses/income	(2,107,445)	(6,343,133)	(2,029,586)	(5,560,020)
3.06.01	Selling, marketing and distribution	(1,018,132)	(3,033,890)	(950,534)	(2,800,906)
3.06.01.01	Commercial	(1,018,132)	(3,033,890)	(950,534)	(2,800,906)
3.06.02	General and administrative	(441,688)	(1,215,270)	(537,065)	(1,217,548)
3.06.02.01	Administrative expenses	(199,683)	(586,373)	(180,319)	(549,760)
3.06.02.02	Management fees	(5,928)	(6,138)	(4,637)	7,332
3.06.02.03	Depreciation and amortization	(246,004)	(642,012)	(191,817)	(575,725)
3.06.02.04	Provision for contingencies	9,927	19,253	(160,292)	(99,395)
3.06.03	Financial	(313,046)	(946,464)	(273,579)	(784,332)
3.06.03.01	Financial income	27,406	80,132	52,864	125,642
3.06.03.02	Financial expenses	(340,452)	(1,026,596)	(326,443)	(909,974)
3.06.04	Other operating income	95,591	234,296	81,086	230,530
3.06.05	Other operating expenses	(430,526)	(1,382,640)	(349,965)	(988,765)
3.06.06	Equity in earnings (losses) from affiliates	356	835	471	1,001
3.07	Operating income	989,280	2,820,347	828,660	2,634,462
3.08	Non-operating income	15,718	30,076	2,041	(14,488)
3.08.01	Income	32,706	54,074	10,609	61,435

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.08.02	Expenses	(16,988)	(23,998)	(8,568)	(75,923)
3.09	Income before taxes/profit sharing	1,004,998	2,850,423	830,701	2,619,974
3.10	Provision for income and social contribution taxes	(201,446)	(605,710)	(167,704)	(643,014)
3.11	Deferred income tax	(173,010)	(486,526)	(90,064)	(205,789)
3.12	Statutory profit sharing/contributions	(33,505)	(60,006)	(84,774)	(171,974)
3.12.01	Profit sharing	(33,505)	(60,006)	(84,774)	(171,974)
3.12.01.01	Employees	(31,384)	(57,311)	(74,949)	(171,133)
3.12.01.02	Management	(2,121)	(2,695)	(9,825)	(841)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(7,212)	(13,788)	(2,073)	26,058
3.15	Net income for the period	589,825	1,684,393	486,086	1,625,255
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	620,833	620,833	64,458,211	64,458,211
	EARNINGS PER SHARE (Reais)	0.95005	2.71312	0.00754	0.02521
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007
01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C.R.B.S. S/A	56.228.356/0001-31	PRIVATE SUBSIDIARY	99.97	1.05
COMMERCIAL, INDUSTRIAL AND OTHER		765,961		765,961

02	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.22
COMMERCIAL, INDUSTRIAL AND OTHER		480		480

03	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, INDUSTRIAL AND OTHER		31,595		31,595

04	AMBEV BRASIL BEBIDAS LTDA	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.39
COMMERCIAL, INDUSTRIAL AND OTHER		77,084		77,084

05	ANEP ANTARTICA PAULISTA EMPREEND. E PAP	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	0.51
COMMERCIAL, INDUSTRIAL AND OTHER		669,019		669,019

06	FRATELLI VITA BEBIDAS S/A	73.626.293/0001-90	PRIVATE SUBSIDIARY	77.97	1.63
COMMERCIAL, INDUSTRIAL AND OTHER		345		345

07	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	99.96	3.53
COMMERCIAL, INDUSTRIAL AND OTHER		91		91

08	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.69	2.92
COMMERCIAL, INDUSTRIAL AND OTHER		602,468		602,468

09	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER		55		12,155

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	3.09
COMMERCIAL, INDUSTRIAL AND OTHER		1		1

11	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	99.99	72.92
COMMERCIAL, INDUSTRIAL AND OTHER		1,000,017		1,000,017

12	MALTARIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	0.52
COMMERCIAL, INDUSTRIAL AND OTHER		1,439,147		1,439,147

13	EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.96	10.98
COMMERCIAL, INDUSTRIAL AND OTHER		278		278

14	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.09	1.62
COMMERCIAL, INDUSTRIAL AND OTHER		13,641		13,641

15	CERVEJARIA MIRANDA CORREA S/A	04.559.431/0001-43	PRIVATE SUBSIDIARY	100.00	0.25
COMMERCIAL, INDUSTRIAL AND OTHER		72		72

16	GOLDENSAND COM. SERV. SOC UNIPESSOAL LDA	. . / -	PRIVATE SUBSIDIARY	100.00	-1.45
		1		1

17	FAZENDA DO POÇO S/S-AGRÍCOLA E FLOREST.	04.768.362/0001-88	PRIVATE SUBSIDIARY	91.41	0.01
COMMERCIAL, INDUSTRIAL AND OTHER		967		967

18	QUILMES INDUSTRIAL S.A	. . / -	PRIVATE SUBSIDIARY	34.53	2.53
COMMERCIAL, INDUSTRIAL AND OTHER		373,520		373,520

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	01
2 - No. ORDER	1
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/030
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 101.75% of the CDI Rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	817,050
15- NUMBER OF SECURITIES ISSUED (UNIT)	81,705
16 - OUTSTANDING SECURITIES (UNIT)	81,705
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/031
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	2
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 102.50% of the CDI Rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	1,248,030
15- NUMBER OF SECURITIES ISSUED (UNIT)	124,803
16 - OUTSTANDING SECURITIES (UNIT)	124,803
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended on September 30, 2007 and 2006

In thousands of Reais
	9.30.07	9.30.06
Operating activities
Net income for the quarter	589,825	486,086
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	365,560	292,503
Amortized goodwill, net of realized negative goodwill	353,377	337,190
Tax, labor and other contingencies	(9,927)	160,292
Negative goodwill on the settlement of tax incentives	(1,839)	(1,118)
Financial charges on tax and fiscal contingencies	8,774	8,467
Provision for losses in inventories	3,499	-
Provision for restructuring	8,555	-
Provision reversal for losses on investments	-	(21,964)
Financial charges and variations on the stock ownership plan	(1,931)	(2,243)
Financial charges and variations on taxes and contributions	4,104	(1,718)
Loss in the disposal / write-off of permanent assets	6,491	24,436
Exchange rate variation and charges on financings	99,096	210,163
Exchange variation and unrealized gains on financial assets	55,074	82,280
Decrease in deferred income and social contribution taxes	173,010	90,064
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	68,602	(15,366)
Minority interest	7,212	2,073
Equity in the earnings (losses) from affiliates	(356)	(471)
Recovery of extemporary credits	(9,427)	(1,004)
Interest gain (loss) in subsidiaries	185	577
Decrease (increase) in assets
Trade accounts receivable	(58,324)	(18,117)
Taxes recoverable	(39,721)	(5,916)
Inventories	74,957	68,357
Judicial deposits	35,541	96,539
Prepaid expenses	73,317	61,264
Other	(56,124)	(25,120)

Increase (decrease) in liabilities
Trade accounts payable	382,375	174,430
Salaries, profit sharing and social charges	58,515	78,107
Income tax, social contribution and other taxes	57,054	85,490
Contingencies paid	(41,324)	(141,343)
Other	(31,687)	(54,213)

Cash generated by operating activities	2,174,463	1,969,725

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

In thousands of Reais
	9.30.07	9.30.06
Investment activities
Marketable securities, maturity over 90 days	(12,888)	198,803
Collateral securities and deposits	-	2,644
Acquisition of investments, net of acquired cash	-	(2,634,774)
Disposal of property, plant and equipment and investments	28,201	12,805
Acquisition of property, plant and equipment	(466,228)	(409,037)
Expenditures on deferred charges	(7,038)	(13,748)

Cash used in investing activities	(457,953)	(2,843,307)

Financing activities
Financings
Issuance	1,809,424	3,311,510
Repayments	(2,549,424)	(1,807,813)
Changes in the capital of minority shareholders	(1,433)	334
Advance for future capital increase (AFAC)	178	3,025
Advances to employees for purchase of shares - Plan	(64)	8,093
Share buyback	(286,409)	(512,109)
Payment of dividends and interest attributed to shareholders’ equity	(15,385)	(3,866)

Cash used in financing activities	(1,043,113)	999,174

Translation gains or losses on cash and cash equivalentes	(22,621)	885

Increase in cash and cash equivalents	650,776	126,477

Cash and cash equivalents - beginning of the period	1,379,922	1,101,216
Cash and cash equivalents - end of the period	2,030,698	1,227,693

Increase in cash and cash equivalents	650,776	126,477

Additional information on cash flow
Payment of interest on loans	159,684	98,964
Payment of income and social contribution taxes on net profits	130,677	104,729

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED OPINION

Report of Independent Auditors on Special Review

To
the Management and Shareholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have performed a special review of the Quarterly Information (ITR) of Companhia de Bebidas das Américas - AmBev and of this Company and its subsidiaries (consolidated information) related to the quarter ended September 30, 2007, including the balance sheets, the statements of income, the performance report and relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), which mainly consisted of: (a) inquiries and discussions with the persons responsible for the Company’s accounting, financial and operating areas as to the main criteria adopted for the preparation of the Quarterly Information; and (b) review of information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information mentioned above for these to be in accordance with the accounting practices adopted in Brazil and consistent with the rules established by the Brazilian Securities Commission - CVM specifically applicable to the preparation of the compulsory Quarterly Information.

4.
Our special review was conducted with the purpose of issuing a report on the special review of the Quarterly Information mentioned in the first paragraph. The statement of cash flows related to the quarter ended September 30, 2007 represents additional information to the Quarterly Information, which is not required under the accounting practices adopted in Brazil, and is presented in order to allow an additional analysis. This supplementary information was submitted to the same review procedures applied to the Quarterly Information, and we are not aware of any material modifications that should be made for it to be presented in accordance with the accounting practices adopted in Brazil.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED OPINION

5.
The information related to the quarter and the period of nine months ended September 30, 2006 and financial statements for the year ended on December 31, 2006 were respectively reviewed and audited by other independent auditors, whose reports were issued with unqualified opinions, dated on November 6, 2006 and February 26, 2007, respectively.

November 06, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	44
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	46
07	01	CONSOLIDATED STATEMENT OF INCOME	48
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	50
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	52
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	54
17	01	SPECIAL REVIEW REPORT	56
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA.
		AMBEV BRASIL BEBIDAS LTDA
		ANEP - ANTARCTICA PAULISTA EMPREEND. E PAP
		FRATELLI VITA BEBIDAS S/A
		CERVEJARIAS REUNIDAS SKOL CARACU S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS
		MALTARIA PAMPA S/A
		EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.
		LAMBIC HOLDING
		CERVEJARIA MIRANDA CORRÊA S/A
		BEVERAGE ASSOCIATE HOLDINGS LTD. - BAH	/57
.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations